Exhibit 99.1      Press Release





PRESS RELEASE
April 24, 2003
                         For further information contact:
                                David M. Bradley
                                Chairman, President and Chief Executive Officer North Central Bancshares, Inc.
                                825 Central Avenue  PO Box 1237
                                Fort Dodge, Iowa 50501
                                515-576-7531

NORTH CENTRAL BANCSHARES, INC. ANNOUNCES EARNINGS FOR FIRST QUARTER OF 2003
Fort Dodge, Iowa -- North Central Bancshares, Inc. (the "Company") (Nasdaq:
FFFD), the holding company for First Federal Savings Bank of Iowa (the "Bank"), announced today that the Company earned $0.88 diluted earnings per share for the quarter ended March 31, 2003, compared to diluted earnings per share of $0.71 for the quarter ended March 31, 2002, an increase in diluted earnings per share of 23.9%. In dollars, the Company's net income was $1.5 million for the quarter ended March 31, 2003, as compared to $1.2 million for the quarter ended March 31, 2002, an increase of 22.1%.

Total assets at March 31, 2003 were $425.6 million as compared to $403.9 million at December 31, 2002. The increase in assets resulted primarily from an increase in loans and securities available-for-sale. Loans increased by $7.8 million, or 2.3%, to $348.9 million at March 31, 2003 from $341.1 million at December 31, 2002. At March 31, 2003, net loans consisted of $156.2 million of one-to-four family loans, $72.1 million of multifamily real estate loans, $69.1 million of commercial real estate loans and $51.5 million of consumer loans. The increase in loans was due in part to the purchases of $19.9 million of one- to four-family, multifamily and commercial real estate loans. Securities available-for-sale increased $10.2 million, or 44.5%, to $33.0 million at March 31, 2003 from $22.8 million at December 31, 2002. The increase in securities available-for-sale was primarily due to an increase in our investment in mortgage-backed securities.

Deposits increased $3.7 million, or 1.4%, to $280.7 million at March 31, 2003 from $277.0 million at December 31, 2002. Other borrowed funds increased $18.0 million, or 21.1%, to $103.0 million at March 31, 2003 from $85.0 million at December 31, 2002. The increase in the deposits and borrowed funds were used in part to fund asset growth.

Nonperforming assets were 0.37% of total assets as of March 31, 2003 compared to 0.35% of total assets as of December 31, 2002. The allowance for loan losses was $3.2 million, or 0.89% of total loans, at March 31, 2003, compared to $3.1 million, or 0.90% of total loans, at December 31, 2002.

The net interest spread of 3.11% for the quarter ended March 31, 2003 represented an increase from the net interest spread of 2.98% for the quarter ended March 31, 2002. The net interest margin of 3.40% for the quarter ended March 31, 2003 represented an increase from the net interest margin of 3.31% for the quarter ended March 31, 2002. Net interest income for the quarter ended March 31, 2003 was $3.3 million, compared to net interest income of $3.0 million for the quarter ended March 31, 2002.

                                     - MORE-

The Company's provision for loan losses was $60,000 and $180,000 for the quarters ended March 31, 2003 and 2002, respectively. The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior conditions, the volume and type of loans in the Bank's portfolio, and other factors related to the collectibility of the Bank's loan portfolio. These factors include prior loss experience, industry standards, past due loans, economic conditions, the volume and type of loans in the Bank's portfolio, which includes a significant amount of multi-family and commercial real estate loans, substantially all of which are purchased and are collateralized by properties located outside of the Bank's market area, and other factors related to the collectibility of the Bank's loan portfolio.

Stockholders' equity was $38.5 million at March 31, 2003, compared to $38.7 million at December 31, 2002. Stockholders' equity decreased by $280,000 primarily due to stock repurchases and declared dividends, offset in part by earnings and the exercise of stock options. Book value, or stockholders' equity per share, at March 31, 2003 was $23.94 compared to $23.62 at December 31, 2002. The ratio of stockholders' equity to total assets was 9.0% at March 31, 2003, as compared to 9.6% at December 31, 2002.

All stockholders of record on March 17, 2003, received a quarterly cash dividend of $0.21 per share on April 7, 2003. In addition, on February 27, 2003, the Company announced a new stock repurchase program for 100,000 shares, to commence after the completion of the Company's current stock repurchase program. The Company has 1,606,580 shares of common stock currently outstanding.

During the quarter ended March 31, 2003, the Company repurchased a total of 70,400 shares or approximately 4.3% of its outstanding shares of common stock at prevailing market prices averaging $33.96 per share. Since its formation in 1996, the Company has invested a total of $46.0 million in the repurchase of 2,567,267 shares of its outstanding stock.

The Company's noninterest income was $1.4 million and $1.3 million for the quarters ended March 31, 2003 and 2002, respectively. The increase in noninterest income was due in part to increases in checking account fees, abstract fees and mortgage banking income, offset in part by a decrease in loan prepayment fees.

The Company's noninterest expense was $2.6 million and $2.4 million for the quarters ended March 31, 2003 and 2002, respectively. The increase in noninterest expense was due primarily to an increase in salaries and employee benefits.

The Company's provision for income taxes was $620,000 and $576,000 for the quarters ended March 31, 2003 and 2002, respectively. The increase in the provision for income taxes was due to an increase in the income before income taxes and a decrease in the nontaxable income, offset in part by a one time low-income housing income tax credit with an effect on net income of approximately $100,000.

In March 2003, the Bank completed the construction of a 23-unit low-income housing tax credit apartment building for the elderly in Fort Dodge, Iowa. This project will result in an annualized income tax credit of approximately $125,000 per year for a ten year period.

The Bank relocated its Ankeny office to a newly constructed 5,000 square foot branch office in February, 2003. In April, 2003, the Bank submitted an application to establish a new branch office in Clive, Iowa. The Bank intends to begin construction of a 5,000 square foot building later this year. The Bank will open a temporary office in the second quarter of 2003 at 2204 Woodlands Parkway, Clive, Iowa.

North Central Bancshares, Inc. serves north central and southeastern Iowa at nine full service locations in Fort Dodge, Nevada, Ames, Perry, Ankeny, Burlington and Mount Pleasant, Iowa through its wholly-owned subsidiary, First Federal Savings Bank of Iowa, headquartered in Fort Dodge, Iowa.

The Bank's deposits are insured by the Federal Deposit Insurance Corporation under the full extent permitted by law. The Company's stock is traded on The Nasdaq National Market under the symbol "FFFD".

Statements contained in this news release, which are not historical facts, contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risk and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, factors discussed in documents filed by the Company with the Securities and Exchange Commission from time to time. The Company or the Bank does not undertake to update any forward looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company or the Bank.

For more information contact: David M. Bradley, President and Chief Executive Officer, 515-576-7531

FINANCIAL HIGHLIGHTS OF NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Condition

(Unaudited)
(Dollars in Thousands, except per share and share data)   March 31, 2003       December 31, 2002
                                                          --------------       -----------------
Assets
   Cash and cash equivalents                              $    17,818            $     15,169
   Securities available for sale                               32,999                  22,834
   Loans (net of allowance of loan loss of $3,155
        and $3,118, respectively)                             348,932                 341,146
   Goodwill                                                     4,971                   4,971
   Other assets                                                20,901                  19,752
                                                          -----------            ------------

     Total Assets                                         $   425,621            $    403,872
                                                          ===========            ============
Liabilities
   Deposits                                               $   280,749            $    277,000
   Other borrowed funds                                       102,992                  85,026
   Other liabilities                                            3,417                   3,098
                                                          -----------            ------------
      Total Liabilities                                       387,158                 365,124

Stockholders' Equity                                           38,463                  38,748
                                                          -----------            ------------

   Total Liabilities and Stockholders' Equity             $   425,621            $    403,872
                                                          ===========            ============

Stockholders' equity to total assets                             9.04%                  9.61%
                                                          ===========            ===========

Book value per share                                      $     23.94            $     23.62
                                                          ===========            ===========

Total shares outstanding                                    1,606,580              1,640,280
                                                          ===========            ===========

Condensed Consolidated Statements of Income
(Unaudited)
(Dollars in Thousands, except per share data)
                                                         For the Three Months
                                                            Ended March 31,
                                                          2003            2002
                                                          ----            ----

Interest income                                         $ 6,526         $ 6,531
Interest expense                                          3,179           3,493
                                                        -------         -------
   Net interest income                                    3,347           3,038
Provision for loan loss                                      60             180
                                                        -------         -------
   Net interest income after provision for loan loss      3,287           2,858
Noninterest income                                        1,393           1,315
Noninterest expense                                       2,558           2,366
                                                        -------         -------
   Income before income taxes                             2,122           1,807
Income taxes                                                620             576
                                                        -------         -------
   Net income                                           $ 1,502         $ 1,231
                                                        =======         =======

Basic earnings per share                                $  0.94         $  0.75
                                                        =======         =======

Diluted earnings per share                              $  0.88         $  0.71
                                                        =======         =======

Selected Financial Ratios

                                                           For the Three Months            For the Year
                                                              Ended March 31             Ended December 31
                                                          2003               2002              2002
                                                          ----               ----              ----
Performance Ratios
   Net interest spread                                    3.11%               2.98%            3.15%
   Net interest margin                                    3.40%               3.31%            3.44%
   Return on average assets                               1.45%               1.27%            1.47%
   Return on average equity                              15.44%              13.56%           15.57%
   Efficiency ratio (noninterest expense divided by
     the sum of net interest income before provision
     for loan losses plus noninterest income)            53.96%              54.35%           51.01%